Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated November 29, 2017

Supplementing the Preliminary Prospectus Supplement, dated November 29, 2017

Registration No. 333-206226

D.R. Horton, Inc.

$400,000,000 2.550% Senior Notes due 2020

Pricing Supplement

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer	D.R. Horton, Inc.

Title of Securities	2.550% Senior Notes due 2020

Expected Ratings*	Moody’s: Baa3 (stable) S&P: BBB- (positive) Fitch: BBB- (stable)

Aggregate Principal Amount	$400,000,000

Maturity Date	December 1, 2020

Coupon	2.550%

Public Offering Price	99.966% of the principal amount

Benchmark Treasury	1.750% due November 15, 2020

Benchmark Treasury Price / Yield	99-21 3⁄4 / 1.862%

Spread to Benchmark Treasury.	T+70 basis points

Yield to Maturity	2.562%

Interest Payment Dates	June 1 and December 1 of each year, beginning on June 1, 2018

Record Dates	May 15 and November 15 of each year

Optional Redemption	Make-whole call at T+15 bps plus accrued and unpaid interest and additional interest, if any

Change of Control Triggering Event	101% of principal plus accrued and unpaid interest

Underwriting Discount	0.400%

Trade Date	November 29, 2017

Settlement Date	We expect that delivery of the notes will be made to investors on or about December 5, 2017, which will be the fourth business day following the date of this prospectus supplement (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

CUSIP/ISIN Numbers	CUSIP: 23331A BL2	ISIN: US23331ABL26

Denominations/Multiple	$2,000 / $1,000

Joint Book-Running Managers	Citigroup Global Markets Inc. Mizuho Securities USA LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.

Co-Managers

BB&T Capital Markets, a Division of BB&T Securities, LLC

Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated

PNC Capital Markets LLC

Suntrust Robinson Humphrey, Inc.

BNP Paribas Securities Corp.

Comerica Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Regions Securities LLC

TD Securities (USA) LLC

Additional Disclosure under “Underwriting – Other Relationships”	One of the underwriters, BB&T Capital Markets, a Division of BB&T Securities, LLC, is an affiliate of the trustee for the notes, Branch Banking and Trust Company.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time and each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents D.R. Horton, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained by contacting Citigroup Global Markets Inc. at 800-831-9146 or at the following address: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; Mizuho Securities USA LLC, at 866-271-7403 or at the following address: 320 Park Avenue, 12th Floor, New York, NY 10022, Attn: Debt Capital Markets; or Wells Fargo Securities, LLC at 800-645-3751 or at the following address: 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.